Greenbacker Renewable Energy Company LLC
369 Lexington Avenue, Suite 312
New York, NY 10017

April 30, 2015

VIA EDGAR and UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attn:	Ms. Mara L. Ransom
Mr. Michael Kennedy

Re:	Greenbacker Renewable Energy Company LLC – Post-Effective Amendment No. 3 to Registration Statement on Form S-1 filed April 8, 2015 (333-178786-01)

Dear Commission:

I, Richard C. Butt, as the Principal Financial and Principal Accounting Officer of Greenbacker Renewable Energy Company LLC (the “Company”), and on the Company’s behalf, hereby request that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (EST) on April 30, 2015, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 30, 2015

Please contact Timothy P. Selby of Alston & Bird LLP with any questions or comments at 212-210-9494. Thank you for your assistance with this filing.

Sincerely,

/s/ Richard C. Butt
Richard C. Butt, Principal Financial and
Principal Accounting Officer of the Company

cc:	Timothy P. Selby, Esq. Matthew W. Mamak, Esq.